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                               February 13, 2023

       Kathleen Simpson-Taylor
       Chief Financial Officer
       A-Mark Precious Metals, Inc.
       2121 Rosecrans Ave., Suite 6300
       El Segundo, CA 90245

                                                        Re: A-Mark Precious
Metals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2022
                                                            Filed September 2,
2022
                                                            File No. 1-36347

       Dear Kathleen Simpson-Taylor:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures
       Earnings before interest, taxes, depreciation, and amortization, page 46

   1.                                                   Your reconciliation of
EBITDA to Operating Cash Flows presents the non-GAAP
                                                        measure more
prominently than the comparable GAAP measure. Please revise the reconciliation to begin
with the net cash used in operating activities for equal or greater prominence. Refer to
Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of
                                                        the Non-GAAP Financial
Measures Compliance and Disclosure Interpretations. This
                                                        comment also applies to
your disclosure in the Form 10-Q for fiscal quarter ended
                                                        December 31, 2022 and
Item 2.02 Form 8-K dated February 7, 2023.
       Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 55

   2. Please tell us your consideration of including the disclosures in Item 305 of Regulation S-
 Kathleen Simpson-Taylor
A-Mark Precious Metals, Inc.
February 13, 2023
Page 2
         K since you are no longer a smaller reporting company.
Item 8. Financial Statements and Supplemental Data, page 56

3. Please tell us your consideration of presenting statements of comprehensive income, statements of cash flows, and statements of stockholders' equity for each of the three fiscal years ended June 30, 2022 in accordance with Rules 3-02 and 3-04 of Regulation S-X.
Signatures, page 107

4. The annual report should also be signed by Kathleen Simpson-Taylor in her capacity as the Chief Accounting Officer or Controller or the person performing this function. Refer to General Instruction D(2)(a) to Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you
have questions.



FirstName LastNameKathleen Simpson-Taylor                      Sincerely,
Comapany NameA-Mark Precious Metals, Inc.
                                                               Division of
Corporation Finance
February 13, 2023 Page 2                                       Office of Trade
& Services
FirstName LastName